SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004.

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________ to _________.

Commission File Number:  0-16255  (Johnson Outdoors Inc.)

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith. Grant Thornton LLP, the current independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal year ended December 31, 2004 and 2003.

Financial statements and report of independent registered public accounting firm

Johnson Outdoors Retirement and Savings Plan

December 31, 2004 and 2003

C O N T E N T S

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes - December 31, 2004	12

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Johnson Outdoors Retirement and Savings Plan at December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
May 6, 2005

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2004	2003

Investments
Investments, at fair value	$48,057,469	$39,676,863
Loans to participants	1,429,636	1,112,685
Total investments	49,487,105	40,789,548

Contributions receivable
Participant	91,665	28,299
Company	34,598	10,663
Loans	17,855	11,363

Total receivables	144,118	50,325

Corrective distribution payable	(5,243)	-

Net assets available for benefits	$49,625,980	$40,839,873

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2004	2003
Additions
Investment income
Interest	$79,313	$69,910
Dividends	1,578,634	910,456

Total investment income	1,657,947	980,366

Contributions
Participant	2,355,142	1,929,212
Company	2,703,738	2,527,290
Rollovers	3,499,912	630,415

Total contributions	8,558,792	5,086,917

Total additions	10,216,739	6,067,283

Deductions
Distributions to participants or beneficiaries	(4,067,489)	(4,048,554)
Investment management fees	(5,397)	(5,890)
Corrective distribution	(5,243)	-
Total deductions	(4,078,129)	(4,054,444)

Net realized and unrealized appreciation in fair value of investments	2,647,497	5,311,654

Net increase	8,786,107	7,324,493

Assets available for plan benefits:
Beginning of year	40,839,873	33,515,380

End of year	$49,625,980	$40,839,873

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Johnson Outdoors Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1.     General

The Plan is a defined contribution plan sponsored by Johnson Outdoors Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

2.     Participation

The following business units of the Company participate in the Plan:

•	Johnson Outdoors Headquarters
•	Johnson Outdoors Mankato Operations
•	Johnson Outdoors Binghamton Operations
•	Johnson Outdoors Eufaula Operations
•	Johnson Outdoors U.S. Diving Operations
•	Johnson Outdoors Old Town Canoe
•	Johnson Outdoors Ocean Kayak
•	Johnson Outdoors Watercraft Sports & Leisure

The Plan allows all regular full-time employees, as defined by the Plan, to participate in the Plan on the first day of employment with one of the above-named business units. An employee who is classified as other than a regular full-time employee shall be eligible to participate in the savings feature of the Plan effective January 1 or July 1 following one year of service or 1,000 or more hours of service.

3.     Contributions

The Plan is a two-part plan consisting of a retirement contribution feature and a savings feature. The retirement contribution feature of the Plan enables eligible participants (other than those at Johnson Outdoors Mankato Operations and Old Town Canoe) to accumulate additional funds for retirement purposes. The retirement contributions made by the respective business units are discretionary. Employees of Johnson Outdoors Mankato Operations and Old Town Canoe participate in other defined benefit plans.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS--CONTINUED
December 31, 2004 and 2003

NOTE A - DESCRIPTION OF THE PLAN - Continued

3.     Contributions - continued

Pursuant to the savings feature, eligible participants may make voluntary pretax and after-tax contributions of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company's matching contribution is equal to 50% of the first 6% of a participant's compensation contributed by the participant to the Plan.

4.     Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contribution, an allocation of the respective business unit's retirement contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant's net account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

5.     Vesting

Participant contributions, Company matching contributions, retirement contributions and investment earnings thereon are 100% vested at all times.

6.     Payment of Benefits

Upon retirement, termination, or permanent disability, participants will receive the value of their account. Upon death, the account balance will be paid to the participant's beneficiary or estate.

7.     Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms may not exceed five years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Administration Committee (6% at December 31, 2004). Principal and interest are paid through payroll deductions. Outstanding loans are considered past due after 30 days.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS--CONTINUED
December 31, 2004 and 2003

NOTE A - DESCRIPTION OF THE PLAN - Continued

8.     Investment Options

During 2004 and 2003 participants in the plan had the ability to self-direct their funds into the following investment options:

Vanguard Total Stock Index
Pimco II Total Return Fund
American Balanced Fund R5
Dreyfus Premier Emerging Markets Fund
Fidelity Advisor Equity Growth Fund
Washington Mutual Investors Fund R5
Capital World Growth & Income Fund R5
T. Rowe Price Small Cap Stock Fund
William Blair International Growth Fund
Putnam Stable Value Fund
Johnson Outdoors Inc. Class A common stock

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.     Investments

The Plan's investments are stated at fair value, except for investments in fully benefit responsive guaranteed investment contracts held by the Putnam Stable Value Fund, which are stated at contract value. The Putnam Stable Value Fund reported a total return of 4.71%. In the event that circumstances provide evidence that contract value does not reflect fair value, a valuation adjustment is recorded. The crediting rate on the contract is reset to reflect the securities' new yield to maturity if the expected average life changes. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust fund is based on quoted redemption values on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

2.     Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment and reinvestment of Plan assets are paid by the Plan. Expenses incurred for attorney and audit fees and salary expense incurred by the Company related to the administration of the Plan are paid by the Company.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS--CONTINUED
December 31, 2004 and 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

3.    Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

4.	Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

5.	Investment Risk

The Plan provides for investment in equity and debt securities. These securities are exposed to various risks including, but not limited to interest rate market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

6.     Investments

The following investments represent 5% or more of the Plan's assets available for benefits at December 31:

Description	2004	2003

Capital World Growth & Income Fund R-5	$5,409,442	$4,105,208
T. Rowe Price Small Cap Fund	5,084,725	3,838,563
Washington Mutual Investor's Stock Fund R-5	6,918,259	6,444,283
American Balanced Fund	3,709,602	3,446,432
PIMCO II Total Return Fund	3,647,774	2,521,755
Putnam Voyager Fund	-	6,546,635
Fidelity Advisor Equity Growth Fund	6,667,990	-
Putnam Stable Value Fund	10,902,164	9,774,472

At December 31, 2004 and 2003, the Plan's investments included 59,377 and 53,398 shares of Company common stock, respectively, representing less than 1% of the Company's outstanding common stock for each year.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS--CONTINUED
December 31, 2004 and 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6.     Investments - continued

During 2004 and 2003, the Plan's investments appreciated (depreciated) in value as follows:

	2004	2003
Mutual funds	$2,374,735	$5,055,838
Johnson Outdoors Inc. Class A common stock	272,762	255,816

	$2,647,497	$5,311,654

All investments are participant directed.

7.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is operating in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

8.     Party-In-Interest Transactions

All transactions involving the investments administered by the Trustee and investments in Johnson Outdoors Inc. common stock and other transactions with the Company or Plan participants are considered party-in-interest transactions.

9.     Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors. The business units may also terminate retirement contributions to the Plan. In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors. Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

SUPPLEMENTAL SCHEDULE

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
EMPLOYEE IDENTIFICATION NUMBER 39-1536083
PLAN NUMBER 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Identity of issuer, borrower, lessor or similar party	Number of shares/units	Current value

Vanguard Total Stock Index	62,015.392	$1,784,183
Pimco II Total Return Fund	359,741.038	3,647,774
American Balanced Fund R5	205,974.551	3,709,602
Dreyfus Premier Emerging Markets Fund	78,911.822	1,547,461
Fidelity Advisor Equity Growth Fund	138,800.805	6,667,990
Washington Mutual Investors Fund R5	224,837.817	6,918,259
Capital World Growth & Income Fund R5	159,617.649	5,409,442
T. Rowe Price Small Cap Stock Fund	159,796.506	5,084,725
Willima Blair International Growth Fund	53,978.796	1,192,392
Putnam Stable Value Fund *	10,902,163.529	10,902,164
Johnson Outdoors Inc. Class A common stock*	59,376.993	1,193,477

Loans to participants, interest rates ranging from 5% to 10.5%		1,429,636

Total investments		$49,487,105

* Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan (the "Plan") Administrative Committee which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 27th day of June, 2005.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By:  /s/ Richard J. Fiegel
Richard J. Fiegel

By:  /s/ David Marquette
David Marquette

By:  /s/ Paul A. Lehmann
Paul A. Lehmann

By:  /s/ W. Floyd Wilkinson
W. Floyd Wilkinson

As members of the Johnson Outdoors Retirement
and Savings Plan Administrative Committee

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Exhibit No.	Description	Page Number in Sequentially Numbered Form 11-K

23.1	Consent of Grant Thornton LLP